UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A. - In Judicial Reorganization
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.30029520-8
Publicly-Held Company

EXTRACT OF THE INTRODUCTION AND ITEMS (1) AND (5) OF THE MINUTES OF THE 203rd MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 26, 2018.

As Secretary of the Meeting of the Board of Directors, I hereby CERTIFY that the Introduction and items 1 “Appointment of the Vice-Chairman of the Board” and 5 “Review of the Authority Level Matrix” of the Minutes of the 203rd Meeting of the Board of Directors of OI S.A. – In Judicial Reorganization held on September 26, 2018, at 10:30 p.m., at Botafogo Beach No. 300, 11th floor, room 1101, Botafogo – Rio de Janeiro (RJ), have the following wording:

“Once the meeting was set up, the Chairman of the Board of Directors, Mr. Eleazar de Carvalho Filho, welcomed the new members of the New Board of Directors. He then informed the meeting of the receipt, on the previous day, of Mr. Marco Duarte Santos’ correspondence informing that during the Extraordinary General Meeting held on September 17, facts of personal and professional nature surfaced and therefore prevented him from being invested as a member of the Board of Directors. The members of the Board of Directors commented the fact and requested that a special thanks be given to Mr. Marcos Duarte Santos for his key role in the period during which he was a member of the Company’s Board of Directors.”

“Turning to item (1) of the Agenda, the members of the Board, by acclamation, elected Mr. Marcos Grodetzky to occupy the position of Vice-Chairman of the Board of Directors, pursuant to Article 23 of the Company’s bylaws.”

“Turning to item (5) of the Agenda, the Company proposed that the current Authority Level Matrix be maintained for an additional 60 days, i.e., until the meeting scheduled to take place on November 26, 2018, considering (i) the need to collect information from several areas of the company; (ii) the new configuration of the Board of Directors, and (iii) the need for interaction, discussion, and alignment of the information raised with the members of the Risk, Audit and Controls Committee. The members of the Board members unanimously approved the proposal.”.

All members of the Board of Directors were present and affixed their signatures: Mr. Eleazar de Carvalho Filho (Chairman of the Board), Marcos Grodetzky (Vice-Chairman), Marcos Bastos Rocha, José Mauro M. Carneiro da Cunha, Rodrigo Modesto de Abreu, Wallim C. de Vasconcellos Junior, Ricardo Reisen de Pinho, Henrique José Fernandes Luz, Paulino do Rego Barros Jr and Maria Helena dos Santos F. Santana.

Rio de Janeiro, September 26, 2018.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer